20004555

ON

Securities and Exchange Commission
Trading and Markets

FEB 2 4 2020

RECEIVED

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SEC Mail Processing Section
FEB 24 2020
Washington DC
416

SEC FILE NUMBER
8-69838

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Honey Badger Investment Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2010 Main Street, Suite 320
(No. and Street)

Irivne (City) CA (State) 92614 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur E. Raitano 949-251-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arthur E. Riatano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Honey Badger Investment Securities, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Betsy Campbell Shelton

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

BETSY CAMPBELL SHELTON
Notary Public - California
Orange County
Commission # 2251913
My Comm. Expires Aug 27, 2022

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on this 11th day of February, 2020 by Arthur E. Riatano proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public Betsy Campbell Shelton

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of Honey Badger Investment Securities, LLC:

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Honey Badger Investment Securities, LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in members' deficit, changes in subordinated liabilities to the claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 17, 2020

Honey Badger Investment Securities, LLC
Statement of Financial Condition
December 31, 2019

Assets

Cash	$ 11,445
Receivable from clearing broker	203,516
Deposits with clearing broker	664,630
Secured demand notes	2,500,000
Investments, at market value	4,205,899
Property and equipment, net	856
Prepaid income tax	5,100
Right of use asset	16,981
Other assets	8,420
Total Assets	$7,616,847

Liabilities and Members' Deficit

Liabilities	
Accounts payable and accrued expenses	$ 30,385
Due to clearing broker	5,099,761
Lease liability	16,981
Liabilities subordinated to the claims of general creditors	2,500,000
Total Liabilities	7,647,127
Members' Deficit	
Members' Deficit	(30,280)
Total Members' Deficit	(30,280)
Total Liabilities and Members' Deficit	$7,616,847

The accompanying Notes are an integral part of the Financial Statements.

Honey Badger Investment Securities, LLC
Statement of Operations

For the Year Ended December 31, 2019

Revenues	
Trading Gains & Losses	$ (290,893)
Municipal Interest Income	490,538
Interest Income	57,583
Total revenues	257,228
Expenses	
Employee Compensation & Benefits	281,122
Occupancy	34,213
Brokerage & Clearance fees	62,937
Communications	27,256
Interest expense	476,886
Other operating costs	47,393
Regulatory costs	7,849
Total expenses	937,656
Net income (loss) before income tax provision	(680,428)
Income tax provision	6,800
Net income (loss)	$ (687,228)

The accompanying Notes are an integral part of the Financial Statements.

Honey Badger Investment Securities, LLC
Statement of Changes In Members' Deficit
For The Year Ended December 31, 2019

	Members' Deficit
Balance at December 31, 2018	$656,948
Net Income (Loss)	(687,228)
Balance at December 31, 2019	$(30,280)

The accompanying Notes are an Integral part of the Financial Statements.

Honey Badger Investment Securities, LLC
Statement of Changes in Liabilities Subordinated
To the claims of General Creditors

For the Year Ended December 31, 2019

		Total
Balance at December 31, 2018	$	2,500,000
Increase:		-
(Decrease):		-
Balance at December 31, 2019		$2,500,000

The accompanying Notes are an integral part of the Financial Statements.

Honey Badger Investment Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flow from operating activities:		
Net income (loss)		$ (687,228)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 2,083	
Amortization right of use	33,961	
(Increase) decrease in :		
Receivable from clearing broker	(94,743)	
Deposits with clearing broker	7,455	
Other Assets	(780)	
Prepaid Income taxes	(5,100)	
Investments at market value	2,005,775	
(Decrease) increase in :		
Accounts Payable and accrued expenses	(7,215)	
Due to clearing broker	(1,221,976)	
Total adjustments		719,460
Net cash provided by (used in) operating activities		32,232
Net cash provided by (used in) investing activities		-
Repayments of right of use liability	(33,961)	
Net cash provided by (used in) financing activities		(33,961)
Net increase (decrease) in cash		(1,729)
Cash at December 31, 2018		13,174
Cash at December 31, 2019		$ 11,445
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 5,100	
Supplemental disclosures of non-cash transactions:		

The Company recognized a right of use asset of $50,942 and right of use liability of $50,942.

Honey Badger Investment Securities, LLC
Notes to the Financial Statements

December 31, 2019

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Honey Badger Investment Securities, LLC (the "Company") was organized in the State of Delaware on April 13, 2016. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC") and is registered with the Municipal Securities Rulemaking Board ("MSRB").

The Company is engaged in business as a securities broker-dealer. Substantially all its business consists of trading municipal securities in a principal capacity for its proprietary inventory position and providing execution services for its institutional accounts.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Marketable securities owned by the Company are classified as trading securities and stated at their fair market value. Trading revenue consists of both realized and unrealized gains or losses on marketable securities. All securities transactions are recorded on a trade date basis. The Company recognizes interest income on municipal bonds for the period they carry them.

Property and equipment are stated at cost net of depreciation, computed using the straight-line method. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company, with the consent of its Members, has elected to be a Delaware Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

NOTE 2: DEPOSITS AT CLEARING BROKER

The Company has a clearing agreement with its clearing broker to carry its account and the accounts of its clients as customers of the clearing firm. The clearing broker has custody of the Company's cash balances which serve as collateral for any amounts due to the clearing broker as well as collateral for securities sold short or securities purchased on margin. The Clearing Broker has custody of the Company's deposit balance of $101,238 which serves as collateral for securities transactions pursuant to the clearance agreement, included in deposit at the clearing broker on the statement of Financial Condition.

NOTE 3: DEPOSIT WITH AND RECEIVABLE FROM CLEARING BROKER

Pursuant to the brokerage agreement with Hilltop Securities, Inc. ("Clearing Broker"), the Company introduces all its securities transactions to the clearing broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. These balances at December 31, 2019 were $563,392, included in deposits at the clearing broker, and $203,816 included in receivable from clearing broker.

NOTE 4: INVESTMENTS, AT FAIR MARKET VALUE

Investments, at fair market value consist of municipal securities. As discussed in Note 1, these securities are classified as trading securities and stated at their fair market value. At December 31, 2019, these securities are carried at their fair market value of $4,205,899 which is $875,755 less than cost.

These investments were purchased on margin from the clearing broker. The Company is carrying a $5,099,761 margin balance with the clearing broker at December 31, 2019.

NOTE 5: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), all tax effects of the Company's income or loss are passed through to the members. Therefore, no provision or liability for Federal Income Taxes in included in these financial statements. As such, the Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax.

California Franchise Tax	$ 800
California LLC Fee	$6,000
Total Income Tax Provision	$6,800

NOTE 6: PROPERTY AND EQUIPMENT, NET

Property and equipment, net is recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
P & E	6,251	3
Less: accumulated depreciation	5,395	
Property and equipment, net (P &E)	$ 856	

Depreciation expense for the year ended December 31, 2019 was $2,083.

NOTE 7: FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (Including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

NOTE 7: FAIR VALUE MEASUREMENTS

(Continued)

Level 3 – Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Assets				
Investments, at fair market value	$ -	$ 3,422,000	$ 783,899	$4,205,899
TOTALS	$ -	$ 3,422,000	$ 783,899	$4,205,899

The investments, at fair market value consist of municipal securities. The fair market value of these level investments held by the Company are recorded utilizing the pricing services of the Clearing uses these prices to determine the margin and buying power for the company.

The fair market value of these Level 2 investments held by the company are recorded utilizing the pricing services of the Clearing broker. The Clearing broker uses these prices to determine the margin and buying power for the company. Management considers municipal securities trading flat with no recent activity to be level 3 investments.

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2019:

	Amounts
Beginning balance at December 31, 2018	$ 363,975
Unrealized gains and (losses)	-
Realized gains and (losses)	
Purchases, Issuances and Settlements	419,924
Transfer In (Out)	-
Ending balance at December 31, 2019	$ 783,899

NOTE 8: SUBORDINATED LIABILITIES

The borrowings under subordination agreements at December 31, 2019, are listed in the following:

		Amount
Subordinated note, due January 1, 2021		$1,975,000
Subordinated note, due January 1 ,2021		$525,000
	Total	$2,500,000

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the uniform net capital rule of the Securities and Exchange Commission. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated Agreements contain an Extension of Maturity, "The Scheduled Maturity Date hereof in each year, without further action by either the Lender or Broker Dealer shall be extended an additional year, unless on or before the day thirteen months preceding the scheduled maturity date then in effect, the lender shall notify the broker dealer in writing, with a written copy to FINRA, that such scheduled maturity date shall not be extended." The broker dealer has not received such notice through the date the financial statements were available to be issued.

Interest is calculated based on the high end of the Federal Funds Target Rate which was 2.50% from January 1, 2019 to June 29, 2019 when the rate changed to 2.25%. The rate remained at 2.25% until September 19 when it decreased to 2.0%. It remained at 2% until October 31 when it changes to 1.75% and remained at that level through December 31, 2019. The firm paid a total of $56,821 in interest to the subordinated lenders.

NOTE 9: CONTINGENCIES

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were more than the FDIC insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

NOTE 10: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The firm's largest SEC registered Investment Advisor accounts for some 20% of the firm's transactional revenue. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 11: SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events or transactions which took place that would have a material impact on its financial statements.

NOTE 12: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2019, the Company had net capital of $1,388,653 which was $1,288,653 more than its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($720,731) to net capital was 0.52 to 1 which is less than the 15 to 1 maximum allowed.

NOTE: 13: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs"). For the year ending December 31, 2019, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken.

Effective January 1, 2019, the Company adopted the new FASB accounting standard *ASC 842, Leases,* which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters.

The Company is a lessee in a noncancelable operating lease for office space subject to ASC 842, as disclosed in Note 15. Under the modified retrospective transition method, the Company recorded a Right-of-use asset of $50,942 and a Lease liability both in the amount of $50,942 as of January 1, 2019.

NOTE: 14 GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at December 31, 2019 or during the year then ended.

NOTE: 15 LEASES

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. The Company's current lease expires June 30, 2019.

The components of lease cost for the year ended December 31, 2019 are as follows:

Operating lease cost	$34,055
Variable lease cost	158
Total lease cost included in occupancy expense	$34,213

Amounts reported in the Statement of Financial Condition as of December 31, 2019 are as follows:

Operating leases:	
Operating lease ROUA	$16,981
Operating Lease liabilities	$16,981

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate ("IBR") at the lease's commencement date. The Company's IBR represents the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company used 2% as its IBR

NOTE: 16 SECURED DEMAND NOTES

The secured demand notes of $2,500,000, are collateralized with municipal bonds whose fair market value is in excess of the value of the notes, which allows them to be treated as an allowable for net capital purposes. The secured demand notes at December 31, 2019, are collateralized by cash and municipal bonds valued net of haircuts at $2,630,294.

The collateral securing the demand notes is as follows:

Description	Fair Market Value	Value of Haircuts
Cash and marketable Securities	$2,840,209	$2,630,294

Honey Badger Investment Securities, LLC
Schedule I- Computation of Net Capital
Pursuant to SEC Rule 15c3-1
December 31, 2019

Members' Deficit December 31, 2019			(30,280)
Subordinated Loans Allowable for Net Capital			2,500,000
Total Members' Deficit and Subordinated Loans			2,469,720
Non allowable assets			(14,376)
Tentative Net Capital Before Haircuts			2,455,344
Required Haircuts & Related Charges			1,066,691
Net Capital			1,388,653
Minimum Net Capital Requirement			
6 2/3 percent of net aggregate indebtedness	$	48,049	
Minimum Dollar net capital required	$	100,000	
Net Capital required; (greater of above)			100,000
Excess Net Capital			$ 1,288,653
Aggregate Indebtedness			$ 720,731
Ratio Net Capital to Aggregate Indebtedness			.052 to 1

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2019

See Report of Independent Registered Public Accounting Firm

Honey Badger Investment Securities, LLC
Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

Honey Badger Investment Securities, LLC
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2019

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of Honey Badger Investment Securities, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Honey Badger Investment Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Honey Badger Investment Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Honey Badger Investment Securities, LLC stated that Honey Badger Investment Securities, LLC met the identified exemption provisions throughout the year ended December 31, 2019 without exception. Honey Badger Investment Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Honey Badger Investment Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
Februay 17, 2020

Honey Badger Investment Securities, LLC
2010 Main Street, Suite 320
Irvine, California 92614
949-251-5000

Assertions Regarding Exemption Provisions

We, as members of management of Honey Badger Investment Securities, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2019.

Honey Badger Investment Securities, LLC

By:

Arthur E Raitano
CFO/CCO